Exhibit (a)(5)

COACH CORPORATION

MONACO COACH CORPORATION SIGNS AGREEMENT TO ACQUIRE SMC CORPORATION

    COBURG, Oregon, June 25, 2001—Monaco Coach Corporation (NYSE: MNC) announced today that it has agreed with Oregon based motorhome manufacturer SMC Corporation (NASDAQ: SMCC) to acquire all of the outstanding shares of SMC pursuant to a cash tender offer at a price of $3.70 per share. The Boards of Directors of both companies have each approved the transaction. The transaction is subject to customary conditions, including the tender of at least 51% of the SMC shares.

    SMC's Chairman of the Board of Directors, Mathew M. Perlot, and SMC's Chief Executive Officer, Curtis W. Lawler, who together hold approximately 70% of SMC's outstanding stock, have agreed with Monaco Coach Corporation to tender all of their shares in the tender offer and have granted Monaco Coach Corporation irrevocable proxies to vote their SMC shares against any competing acquisition proposals.

    Following completion of the tender offer, Monaco Coach Corporation would consummate a merger in which any remaining SMC shareholders would receive in cash the same price per share paid in the tender offer. The anticipated total transaction value exclusive of expenses is approximately $36 million, which includes the refinancing of $15 million of indebtedness under SMC's credit facility.

    SMC operations had combined revenue of $190.7 million in 2000. The company manufactures upper-end motorhomes under the Safari, Beaver and Harney Coach Works brand names. SMC operates manufacturing facilities in Harrisburg, Bend and Hines, Oregon, as well as a service facility in Tampa, Florida. According to Statistical Surveys, Inc. of Grand Rapids, Michigan, SMC held 3.9% of the class A motorhome retail market year to date through April 2001. Together with Monaco Coach Corporation's class A retail market share of 16.7% through the same period, the combined company would have held 20.6% of the class A market, making Monaco Coach Corporation the nation's largest producer of class A motorhomes. Year to date through April 2001, Monaco Coach Corporation and SMC dealerships retailed a combined 2,151 class A units.

    Monaco Coach Corporation is currently studying operational and organizational synergies and potential efficiency gains that may result from the acquisition. Monaco Coach Corporation intends to maintain the existing SMC brands. SMC's manufacturing facilities and its Electronic Design and Assembly, Inc. subsidiary in Bend, Oregon will continue to operate in their present locations while SMC's Safari manufacturing operations in Harrisburg, Oregon will be consolidated with Monaco Coach Corporation facilities in nearby Coburg, Oregon. Monaco Coach Corporation is currently evaluating SMC coach manufacturing operations in Hines, Oregon. The company intends to continue operations of SMC subsidiary Composite Technologies, Inc. and SMC's fiberglass production facilities in Hines.

    According to Monaco Coach Corporation Chairman and CEO Kay L. Toolson, "We're excited about the future of our company and the benefits we realize as a result of this acquisition. The addition of SMC's product line enhances our position as the largest highline motorhome producer and places us at the top of all class A motorhome manufacturers. We're thrilled to have SMC join the Monaco Coach Corporation family and look forward to all that we can achieve together."

    Monaco Coach Corporation President John Nepute added, "We believe that this acquisition will result in greater shareholder value in the long term. This acquisition provides our company with an opportunity to further grow market share, expand our strong dealer network and maximize return on our facilities investment."

    Headquartered in Coburg, Oregon, with additional manufacturing facilities in Indiana, Monaco Coach Corporation is one of the nation's leading manufacturers of recreational vehicles. The company offers customers luxury recreational vehicle models under the Monaco, Holiday Rambler, McKenzie and Royale Coach brand names.

  Tender Offer Statement

    The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of SMC. At the time the tender offer is commenced, Monaco Coach Corporation will file a Tender Offer Statement and SMC will file a Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the offer.

    The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of SMC, at no expense to them. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will also be available at no charge at the Securities and Exchange Commission's website at www.sec.gov.

    The statements in this press release concerning: completion of the tender offer and merger; Monaco Coach Corporation's intent to maintain the existing SMC brands and intent to maintain or consolidate various SMC operations; long term shareholder value; and the opportunity to grow market share, expand the dealer network and maximize return on facilities investment; are forward-looking statements based on current information and expectations and involve a number of risks and uncertainties. Actual results and events may differ materially from those projected in such statements due to various factors, including but not limited to: conditions and contingencies in connection with the tender offer and merger, weaker than expected demand for company products, the ability to utilize and expand manufacturing resources efficiently, material shortages, the introduction and consumer acceptance of new models offered by the company, competition, the addition or loss of dealers, the timing of trade shows or rallies and factors that affect the RV industry as a whole. For more information concerning these and other possible risks, please refer to the Company's Form 10-K, Forms 10-Q and other filings with the SEC. These filings can likewise be accessed on the SEC's website at www.sec.gov.

    FOR MORE INFORMATION CONTACT: Mike Duncan, Investor Relations, Monaco Coach Corporation, (541) 686-8011.